4:40

13

CY

Chad

supporters could own some equity in the company! Super exciting launch coming. I thought you might be interested in checking it out. Reg CF has super flexible terms. We are in a special friends and family reservation period before we share with the public. Happy to hop on a call to chat about it as well. You can check out the details here:

Sent as SMS



Invest in REtokens: The $6 Trillion Tokenized Real Estate Opportunity*

wefunder.com

Delivered

Talk soon. -Tyler Vinson

Sent as SMS

Text Message • SMS

Text Message • RCS

4:40

13

CY

Chad

Hey Chad, saw the 12 unit acquisition, nice!
We have a super exciting launch coming up so I want to share this with you...
I think you know about the real estate tokenization company we have been building. We recently crossed the $100M tokenized mark and achieved Federal licensing to launch the first SEC Regulated Marketplace exclusively for tokenized real estate! Think NASDAQ or Coinbase for real estate investments. A lot of my network has been asking how they can get involved. We decided to create a Reg CF offering on Wefunder (crowdfunding) so our supporters could own some equity in the company! Super exciting launch coming. I thought you might be interested in checking it out. Reg CF has super flexible terms. We are in a special friends and family reservation period before we share with the public. Happy to hop on a call to chat about it as well. You can check out the details here:

Text Message • RCS

about the timelines for CF

12:39 100

Slack**

TV

Tyler

Yesterday ... PM

Hey ,
I think you know about the real estate tokenization company my team and I have been building. We recently crossed the $100M tokenized mark! A lot of my network has been asking how they can get involved so, we decided to create a Reg CF offering (crowdfunding) for equity in the company! Here is a recording to a live event we did recently that I thought you would find exciting!

We are in a special friends and family reservation period before we share with the public. Happy to hop on a call to chat about it as well. Or if you want to just go straight to the page, you can check out the details here:

Text Message • RCS

https://us02web.zoom.us/webinar/register/WN_NS_Dd1bdSICjRuSZBMyAIg#/registration


REtokens
Real Estate Unlocked.
Invest in the Future of Real Estate
Exclusive invitation to invest via WEFUNDER

Topic

WEBINAR - The Future of Real Estate Investing: Tokenized Ownership on a Regulated Marketplace

Date & Time: Nov 19, 2025 05:00 PM

Description: Discover How REtokens is Transforming the $20 Trillion Real Estate Market

Join CEO Tyler Vinson for an exclusive deep dive into our WeFunder investment campaign, the success we've had to-date and our vision for the future. Learn why our first-ever SEC-registered marketplace design exclusively for tokenized real estate represents a once-in-a-decade opportunity.

Date: Wednesday, November 19th

Time: 8 pm EST | 6 pm MST | 5 pm PST

Duration: 30 minutes + Q&A

Format: Live Zoom Webinar

Cost: Free (Friends & Family Exclusive)

Tyler will cover:

- What we've built (FINRA-licensed broker-dealer, SEC-regulated ATS)
- The massive market opportunity ($4 trillion by 2030)
- Our financials and projections
- Investment terms and how to participate
- Live Q&A - ask anything

REtokens is raising $5 million on Wefunder to scale the REtokens marketplace to be the Coinbase for Real Estate.

Before we open to the public, we're giving friends and family the opportunity to invest on Early Bird terms - but only through December 31st.

This is your chance to understand the opportunity, ask questions directly to the founder, and decide if REtokens is the right opportunity for you.

CONFIRMATION EMAIL

Dear (first name) if personalization exists – if not then skip this

Thank you for signing up for Tyler's briefing webinar for friends and family wanting more information about the exciting, exclusive opportunity to invest in REtokens.

Reminder the webinar is:

- Date: Wednesday, November 12th
- Time: 8 pm EST | 6 pm MST | 5 pm PST

Here is the link to join (LINK)

Tyler will cover:

- What we've built (FINRA-licensed broker-dealer, SEC-regulated ATS)
- The massive market opportunity ($4 trillion by 2030)
- Our financials and projections
- Investment terms and how to participate
- Live Q&A - ask anything

As you have heard, REtokens is raising $5 million on Wefunder to scale the REtokens marketplace to be the Coinbase for Real Estate.

Before we open to the public, we're giving friends and family the opportunity to invest on Early Bird terms - but only through December 31st.

This is your chance to understand the opportunity, ask questions directly to the founder, and decide if REtokens is right opportunity for you.

We look forward to seeing you on Nov 12.

The REtokens Team

REMINDER DAY BEFORE

Dear (first name) if personalization exists – if not then skip this

Reminder the REtokens WeFunder Investment Opportunity Briefing Webinar with Tyler is tomorrow:

- Date: Wednesday, November 12th
- Time: 8 pm EST | 6 pm MST | 5 pm PST

Here is the link to join (LINK)

REtokens is raising $5 million on Wefunder to scale the REtokens marketplace to be the Coinbase for Real Estate. Before we open to the public, we're giving friends and family the opportunity to invest on Early Bird terms - but only through December 31st.

This is your chance to understand the opportunity, ask questions directly to the founder, and decide if REtokens is right opportunity for you.

See you tomorrow!

The REtokens Team

REMINDER EMAIL DAY OF

Dear (first name) if personalization exists – if not then skip this

Reminder the REtokens WeFunder Investment Opportunity Briefing Webinar with Tyler is tomorrow:

- Date: Wednesday, November 12th
- Time: 8 pm EST | 6 pm MST | 5 pm PST

Here is the link to join (LINK)

Tyler will cover:

- What we've built (FINRA-licensed broker-dealer, SEC-regulated ATS)
- The massive market opportunity ($4 trillion by 2030)
- Our financials and projections
- Investment terms and how to participate
- Live Q&A - ask anything

See you today!

Building the Nasdaq for Real Estate: Invest in REtokens on WeFunder

For the last few months, we've been preparing to launch something called an equity crowdfunding campaign on WeFunder (https://wefunder.com/retokens). Equity crowdfunding isn't like Kickstarter where you'd be buying a CD or T-shirt or something in advance and we use the money to produce it. Equity crowdfunding allows you to actually become an investor and shareholder alongside people who professionally invest in startups. Read this article to learn more.

November 5, 2025 | 2 Minute Read


REtokens
Real Estate Unlocked
Invest in the Future of Real Estate
Exclusive invitation to invest via WEFUNDER

Carmen Williams

REtokens | Tokenize | Marketplace | Resources | Company | Login | Tokenize | Inves

It's official – we are live on WeFunder, and we're inviting you to be part of transforming the real estate industry with real estate tokenization.

REtokens is building the Nasdaq for real estate investing with the first SEC-registered secondary marketplace designed exclusively for tokenized real estate. We're not just building another platform—we're unlocking an entire asset class that's been locked away from everyday investors for far too long.

Hear from Tyler Vinson, CEO of REtokens [Watch Video]

Why This Matters

For decades, real estate investment has been plagued by illiquidity, high barriers to entry, and limited access. We're changing that. Through blockchain technology and our compliant marketplace ecosystem, we're transforming traditionally illiquid real estate assets into flexible, tradable tokens creating potential for more liquidity and global reach.

Our exclusive real estate focus means we're not spreading ourselves thin across multiple asset classes. We're building specialized expertise, creating tailored solutions, and fostering a community of serious real estate investors—all within a fully SEC-registered marketplace backed by FINRA broker-dealer services.

What We're Building

Think of REtokens as a digital real estate exchange where global investors can access, trade and manage tokenized real estate on their time. We provide the complete solution—from tokenization through secondary market trading—all backed by institutional-grade security and regulatory excellence.

This isn't just about technology. It's about democratizing real estate investment and making opportunities accessible to everyone, regardless of net worth or geography.

About Carmen Williams



Carmen is the CMO for REtokens USA and has over 25 years of business and marketing leadership experience. She also has a passion for real estate (even getting her real estate license at one point) and has dabbled in real estate investing. She is now leading tokenization education for REtokens.

Table of Contents

No headings were found on this page.

Welcome to REtokens! How can I help you tod


REtokens
Tokenize
Marketplace
Resources
Company
Login
Tokenize
Invest
What We're Building
The Opportunity
Table of Contents
No headings were found on this page
Welcome to REtokens! How can I help you today?

Building ~~t~~a compliant marketplace for tokenized real estate ~~he Nasdaq for~~ Real Estate: Invest in REtokens on WeFunder

It’s official – we are live on WeFunder, and we're inviting you to be part of transforming the real estate industry with real estate tokenization.

REtokens is building the Nasdaq for real estate investing with the first SEC-registered secondary marketplace designed exclusively for tokenized real estate. We're not just building another platform—we're unlocking an entire asset class that's been locked away from everyday investors for far too long.

Hear from Tyler Vinson, CEO of REtokens [Watch Video]

Why This Matters

For decades, real estate investment has been plagued by illiquidity, high barriers to entry, and limited access. We're changing that. Through blockchain technology and our compliant marketplace ecosystem, we're transforming traditionally illiquid real estate assets into flexible, tradable tokens creating potential for more liquidity and global reach.

Our exclusive real estate focus means we're not spreading ourselves thin across multiple asset classes. We're building specialized expertise, creating tailored solutions, and

fostering a community of serious real estate investors—all within a fully SEC-registered marketplace backed by FINRA broker-dealer services.

What We're Building

Think of REtokens as a digital real estate exchange where global investors can access, trade, and manage tokenized real estate on their time. We provide the complete solution—from tokenization through secondary market trading—all backed by institutional-grade security and regulatory excellence.

This isn't just about technology. It's about democratizing real estate investment and making opportunities accessible to everyone, regardless of net worth or geography.

The Opportunity

We're offering the REtokens community a chance to become stakeholders in this vision. With a minimum investment of $500, you can join us as we build the future of real estate investment.

Ready to unlock real estate with us? Visit WeFunder/REtokens now to join the early access, friends and family investors in REtokens.

Please note- investing in early-stage companies involves risk. We encourage you to carefully review our offering documents, financials, and risk factors at wefunder.com/retokens before making any investment decision.

https://retokens.com

REtokens is Building the Nasdaq of Real Estate

WeFunder Campaign Your Chance to Invest: Read Article ›

REtokens